TELE NORTE CELULAR PARTICIPACOES S.A.

    CNPJ/MF (National Register of Legal Entities of the Ministry of Finance)

                             No. 02.558.154/0001-29

               NIRE (State Registration Number) No. 53.300.005.761

                             A Publicly-Held Company



                Minutes of the Meeting of the Board of Directors

                             held on March 26, 2002



DATE, TIME AND PLACE: Held on March 26, 2002, at 2:00 p.m., at the Copacabana Palace Hotel, located at Avenida Atlantica No. 1702, District of Copacabana, Rio de Janeiro, State of Rio de Janeiro.

PRESENT: Attendance to the Meeting, as evidenced by the signatures shown at the foot of these Minutes and in the attendance list, by Board Members Gunnar Birger Vinof Vikberg, Renato Carvalho Franco, Bruno Pinheiro de Lara Resende, Jose Inacio Cercal Fucci, Arthur Joaquim de Carvalho, Marcos Nascimento Ferreira, Franklin Madruga Luzes, Jacques de Oliveira Pena, Gustavo Henrique de Barroso Franco, James L. Thompson and Marco Antonio de Freitas Pinheiro.

GUESTS: Also attending the meeting as guests were the Chief Executive Officer of the Company, Mr. Barry Bystedt, the Chief Financial Officer, Mr. Joao Cox; the Chief Technical Officer, Mr. Rene Patoine, the Chief Officer - Human Resources, Mr. Aloysio Jose Mendes Galvao, the Chief Legal Officer, Mr. Jose Carnos, the Chairman of the Audit Committee, Mr. Antonio Fernando Pereira de Melo, Audit Committee Members Messrs. Ari Matos Cardoso and Jose Carlos Soares, attorneys Paulo Cezar Aragao, Darwin Correa, Filipe Laudo de Camargo, Andre Leal Faoro, Marcelo Santos Barbosa, Mauro Eduardo Guizeline, Lauro da Gama e Souza Junior, Rodrigo Beraldo and Joao Ricardo de Azevedo Ribeiro, as well as Messrs. Joao Ricardo P. Costa and Paulo Jose Machado, representatives of Ernst & Young Auditores Independentes S/C.

CALLING NOTICE: The Board Members were duly and promptly called by the Chairman of the Board of Directors, on the terms of the By-Laws of the Company.

PRESIDING OFFICERS: The chair was taken by the Chairman of the Board of Directors, Mr. Gunnar Birger Vinof Vikberg, as provided in the By-Laws of the Company, who proceeded to invite Mr. Mauro Eduardo Guizeline to act as Secretary for the Meeting, to which motion all those present agreed.

AGENDA: (a) Restated Financial Statements and Opinion of the Independent Auditors for the fiscal year ended December 31, 2001. (b) Justification for not distributing dividends for the mentioned fiscal year (c) Proposal of a calling notice for a Annual Shareholders' Meeting/Special Shareholders' Meeting to resolve on: SPECIAL SHAREHOLDERS' MEETING (i) Rectification and ratification of the increase in capital stock approved by the Special Shareholders' Meeting held on April 30, 2001. ANNUAL SHAREHOLDERS' MEETING (i) Report, management accounts and financial statements for the fiscal year ended December 31, 2001. (ii) Allocation of results for the fiscal year ended December 31, 2001. (iii) Election of the regular and deputy members of the Audit Committee. (iv) Approval of the total amount of compensation of the


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administrators and establishment of the compensation of the members of the Audit
Committee.

CONVENING OF THE MEETING: Upon the reading of the Agenda and verification of quorum for convening the Meeting, the Chairman welcomed all of the Board Members and guests of the Board and declared the meeting open.

The Chairman suggested that these minutes be drawn up in summary form, showing only the most relevant records and the resolutions, as permitted by Law No. 6404/76 in its Article 130, Paragraph One. As there were no objections, it was decided to proceed as suggested.

The Chairman clarified that the subject-matter of the calling sponsored by Board Members Bruno Pinheiro de Lara Resende and Veronica Valente Dantas through a letter sent to the Chairman of the Board of Directors on March 15, 2002, with the purpose of "Calling Notice for a Special Shareholders' Meeting of the Company with the purpose of removing Messrs. Gunnar Birger Vinof Vikberg, Renato Carvalho Franco, Gustavo Henrique de Barroso Franco, Mauro Eduardo Guizeline, Jose Luiz de Salles Freire and Andre Leal Faoro, currently Members of the Board of Directors, and to elect new members, as well as to elect the Chairperson and the Vice-Chairperson of the collegiate body", would be resolved upon in item (c) of the Agenda of these minutes.

DISCUSSIONS  and RESOLUTIONS:

(a) Restated Financial Statements and Opinion of the Independent Auditors for the fiscal year ended December 31, 2001; (b) Justification for not distributing dividends for the mentioned fiscal year.

The Chairman asked the Chief Financial Officer of the Company, Mr. Joao Cox, to give a brief presentation on the Financial Statements of the Company for the fiscal year ended on December 31, 2001. The presentation also encompassed item
(b) of the agenda.

After the presentation by the Chief Financial Officer, the Chairman offered the floor to whomever wished to take it.

Board Member Franklin Madruga Luzes then informed those present that he had sent a letter to the members of the Executive Board of the Company asking for clarification on the matters concerning the subject under discussion and that he received a reply from the Company with the answers to the queries made, which answers he requested be attached to these minutes. He further informed that he had requested the services of a firm named BDO Directa to assist him in examining the financial statements, asking that correspondence dated March 25, 2002 sent by Mr. Artemio Bertholini, representative of the mentioned company, be attached to these minutes.

At that point Board Member Franklin Madruga proceeded to discuss the main points of his report on the queries made to the Executive Board of the Company.

Board Member Franklin Madruga Luzes informed that he had doubts concerning the reversal of the provision for contingencies involving TIW. In this regard the Board Member asked the Executive Board what was the "new fact" that could justify the reversal of such provision, excluding the matter relative to the royalties.

The Chief Financial Officer of the Company provided explanations to the Board Member in the sense that the provision accrued by the Company on the matter had already been reversed in 2000. After the


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extrajudicial notice in respect of the payment to TIW for the services rendered was received by the Company, the Administration was led to determine the accrual of a provision to face a potential contingency, in view of the possibility of a legal action to be filed by TIW.

Board Member Renato Carvalho Franco asked what had changed in respect of the decision to reverse the provision since the decision of re-accruing it.

The Chief Executive Officer expressed the understanding that the decision was technically correct. The Ernst & Young representative, Mr. Joao Ricardo P. Costa, who stated his agreement with the grounds used by the Executive Board in its judgment and that the reversal of the provision was in accordance with applicable accounting principles.

Board Member Renato Carvalho Franco stated that he opposed the reversal of the provision, because he believes that it reflects a true obligation of the Company and asked that his statement in this regard be attached to the minutes. Board Member Gustavo Franco backed the position of Board Member of Renato Carvalho Franco and endorsed the mentioned statement.

Executive Officer Joao Cox explained that there would be an Explanatory Note disclosing the reversal of the provision that will be suppressed in the next balance sheets, after the reversal of the provision.

Board Member Franklin Madruga Luzes informed that as regards item 1, letter (d) of his correspondence to the Executive Board, that the matter should be discussed by the Board Members, explaining that in his opinion the accounting classification of the tax credits should be revised, on the terms expressed by BDO Directa and taking into account the approved budget for 2002, which forecasts losses in the period.

The Chief Financial Officer of the Company asked for the floor and clarified that he agreed with the considerations by Board Member Franklin Madruga Luzes and that the matter should be the subject of future evaluation by this Board of Directors during fiscal year 2002. Board Member Franklin Madruga Luzes asked Mr. Joao Cox to take the necessary measures within the ambit of the Executive Board so as to provide for discussions on the matter.

As regards Taxation on Third Party Revenues, Board Member Franklin Madruga asked that it be recorded that in his opinion the Company was subject to tax contingencies as a result of the procedures adopted in this regard. He suggested that the Executive Board pay heed and modify such procedures.

Following this, Board Member Franklin Madruga Luzes made certain recommendations and suggestions for improvement of the Financial Statements, as detailed in the correspondence that is attached to these minutes.

Board Member Marcos Nascimento Ferreira, in reply to a question from Board Member Renato Carvalho Franco, informed that the boards of directors of the Operators had not yet examined the Financial Statements of such companies.

Board Member Renato Carvalho Franco explained that in his opinion the corporate bodies of the Operator companies should conduct their examinations of the financial statements of such companies on an earlier date. This motion was backed by Board Member Gustavo Henrique de Barroso Franco.

Board Member Franklin Madruga Luzes requested it be recorded that, in the event that the Boards of Directors of the Operator companies should manifest opposing approval of the Financial Statements, or in the event that any relevant matter should be raised, the Board of Directors of this company should again


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examine the matter. This motion was backed by Board Members Jacques Pena and
Gunnar Vikberg.

By unanimous vote the Board of Directors recommended approval of the Financial Statements by the shareholders of the Company in the Annual Shareholders' Meeting. Board Members Gustavo Franco and Renato Carvalho Franco abstained from voting on the matter and requested the attachment of a written statement in this regard.

As indicated in the proposal by the Executive Board, there will be no distribution of dividends, taking into account the absence of profits for the period.

(c) Proposal of Calling Notice for Special Shareholders' Meeting/Annual Shareholders' Meeting, to resolve on:

It was resolved to approve the calling notice for the Annual and Special Shareholders' Meetings to be held on April 29, 2002, at 4:00 p.m., at the headquarters of the Company, to concurrently resolve on:

IN A SPECIAL SHAREHOLDERS' MEETING

(i) Rectification and ratification of the increase in capital stock approved in the Special Shareholders' Meeting of April 30, 2001.

IN AN ANNUAL SHAREHOLDERS' MEETING

(i) Report, management accounts and financial statements for the fiscal year ended December 31, 2001.

(ii) Election of the regular and deputy members of the Audit Committee.

(iii) Approval of the total amount of compensation for the administrators and establishment of the compensation of the members of the Audit Committee.

IN A SPECIAL SHAREHOLDERS' MEETING

Removal of Messrs. Gunnar Birger Vinof Vikberg, Renato Carvalho Franco, Gustavo Henrique de Barroso Franco, Mauro Eduardo Guizeline, Jose Luiz de Salles Freire and Andre Leal Faoro, current members of the Board of Directors, and election of new members, as well as election of the Chairperson and Vice-Chairperson of the collegiate body;

Board Member Jose Inacio Fucci expressed his understanding that Board Members Renato Carvalho Franco, Gustavo Henrique de Barroso Franco and Gunnar Birger Vinof Vikberg were hindered from voting due to conflict of interest, since they could potentially be removed during the mentioned shareholders' meeting.

Upon the pertinent discussions, Board Member Bruno Pinheiro de Lara Resende endorsed the proposal of inclusion of such resolution in the Annual and Special Shareholders' Meetings to be held on April 29, 2002, as item (ii) of the Special Shareholders' Meeting to be called for to resolve on the matter of rectification and ratification of the increase in capital stock approved in the Special Shareholders' Meeting of April 30, 2001.

Board Member Gunnar Vikberg felt that there was a conflict between his interests in the matter and those of the Company, on the terms of Article 156 of the Corporation Law. Board Members Renato Carvalho Franco and Gustavo Henrique de Barroso Franco manifested in the sense that there was no conflict. In view of this, Board Members Jose Inacio Fucci, Bruno Pinheiro de Lara Resende, Marcos Nascimento Ferreira and Arthur Joaquim de Carvalho presented an objection to be attached to these minutes.

Thus, the Chairman submitted the sole proposal to vote, with majority approval of the inclusion, as item (ii) of the Special Shareholders' Meeting to be called for to resolve on the rectification and ratification of the increase in capital stock approved by the Special Shareholders' Meeting of April 30, 2001, to be held on April 29, 2002, at 4:00 p.m., of the proposal for removal of Messrs. Gunnar Birger Vinof Vikberg, Renato Carvalho Franco, Gustavo Henrique de Barroso Franco, Mauro Eduardo Guizeline, Jose Luiz de Salles Freire and Andre Leal Faoro, currently members of the Board of Directors, and election of new members, as well as election of the Chairperson and Vice-Chairperson of the collegiate body. The votes of Board Members Gustavo Henrique Barroso Franco and Renato Carvalho Franco were defeated. Board Members Marco Antonio Pinheiro, James Thompsom and Gunnar Birger Vinof Vikberg abstained.

Complying with the rules of the Securities and Exchange Commission - SEC, Ernst & Young representative Joao Ricardo P. Costa requested that it be recorded that the organization he represented is a company that is independent in respect of the Company.

CLOSING: There being no further matters to be transacted, the proceedings were closed and the meeting was suspended for the time necessary to draw up these minutes, which upon having been read and found to be in conformity were approved and signed by all those present.

Attached to these minutes are: i) "Attendance List of the members of the Board of Directors"; ii) Letter from Board Member Franklin Madruga Luzes dated March 21, 2002 to the Executive Board; iii) Reply from the Executive Board dated March 22, 2002 to Board Member Franklin Madruga Luzes; iv) Letter from Mr. Artemio Bertholini, representative of BDO Directa; v) Manifestation of Board Members Renato Carvalho Franco and Gustavo Henrique de Barroso Franco; and vi) Objection by Board Members Bruno Pinheiro de Lara Resende, Jose Inacio Fucci, Marcos Nascimento Ferreira and Arthur Joaquim de Carvalho.



                                         Rio de Janeiro, March 26, 2002.



(sgd)                           (sgd)
------------------------------- --------------------------------------------

Gunnar Birger Vinof Vikberg     Mauro Eduardo Guizeline

Chairman of the Board           Secretary

(sgd)                           (sgd)
------------------------------- --------------------------------------------

Renato Carvalho Franco          Bruno Pinheiro de Lara Resende

Board Member                    Board Member (deputy)

(sgd)                           (sgd)
------------------------------- --------------------------------------------

Jose Inacio Cercal Fucci        Arthur Joaquim de Carvalho

Board Member (deputy)           Board Member

(sgd)                           (sgd)
------------------------------- --------------------------------------------

Marcos Nascimento Ferreira      Franklin Madruga Luzes


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Board Member                    Board Member (deputy)

(sgd)                           (sgd)
------------------------------- --------------------------------------------

Jacques de Oliveira Pena        Gustavo Henrique de Barroso Franco

Board Member                    Board Member

(sgd)                           (sgd)
------------------------------- --------------------------------------------

James L. Thompson               Marco Antonio de Freitas Pinheiro

Board Member                    Board Member



Page 7/7 of the minutes of the meeting of the Board of Directors of Tele Norte Celular Participacoes S.A. on March 26, 2002



rlb/textos6/telemig2a.doc

9/19/2002